Hi-Crush Partners LP

1330 Post Oak Blvd., Suite 600

Houston, Texas 77056

(713) 980-6200

November 27, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration No. 333-228403) of Hi-Crush Partners LP

Ladies and Gentleman:

On behalf of Hi-Crush Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on November 29, 2018 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling E. Ramey Layne at (713) 758-4629.

If you need any additional information, please contact me at (713) 980-6200.

[Signature Page Follows]

Very truly yours, HI-CRUSH PARTNERS LP

By:	Hi-Crush GP LLC, its general partner

By:	/s/ Laura C. Fulton
Name:	Laura C. Fulton
Title:	Chief Financial Officer

Signature Page to Acceleration Request